

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

July 24, 2008

Mr. Mitchell Geisler
Oregon Gold, Inc.
465 South Meadows Parkway #20
Reno, Nevada 89521

> **Re: Oregon Gold, Inc.**
> **Registration Statement on Form 10**
> **Filed July 3, 2008**
> **File No. 0-53307**

Dear Mr. Geisler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note that Pacific Gold Corp., your parent company, has not responded to Staff comments on registration statements with the following file numbers: 333-147824 and 333-147052.  Please advise us of Pacific Gold's intentions with respect to such registration statements.

Registration Statement on Form 10

General

2.      Your filing will automatically go effective on September 2, 2008, sixty days after it was first filed.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.  It appears that you will need to file updated financial statements before your filing goes effective.  See Rule 8-08 of Regulation S-X.  In addition, please update the financial information throughout your filing accordingly.

Forward Looking Statements, page 8

3.      You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d).  Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply.  If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.

Directors and Executive Officers, page 9

4.      With respect to your disclosure regarding the business experience of your sole executive officer and director, please provide all the information required by Item 401(e) of Regulation S-K.  For example, we note that such disclosure does not include information regarding Mr. Geisler's role as the chief operating officer, treasurer and secretary of your parent company.

Closing Information

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:    M. Duru
       L. Nicholson

       <u>via facsimile</u>

       Andrew Hudders, Esq.
       (212) 754-0330